Exhibit 22.1

List of Guarantor Subsidiaries

The following subsidiaries of Concho Resources Inc. (the “Company”) were, as of March 31, 2020, guarantors of the Company’s 4.375% Senior Notes due 2025, 3.750% Senior Notes due 2027, 4.300% Senior Notes due 2028, 4.875% Senior Notes due 2047 and 4.850% Senior Notes due 2048:

Exact Name of Guarantor Subsidiary	Jurisdiction of Formation
COG Operating LLC	Delaware
Mongoose Minerals LLC	Delaware
RSP Permian, Inc.	Delaware
RSP Permian, L.L.C.	Delaware
Concho Oil & Gas LLC	Texas
Quail Ranch LLC	Texas
COG Realty LLC	Texas
COG Holdings LLC	Texas
Delaware River SWD LLC	Texas
COG Production LLC	Texas
COG Acreage LP	Texas